Exhibit 99.1

Sinovac Announces Its Clinical Trial Results of a Pandemic
Influenza (H5N1) Vaccine Are Published by The Lancet

BEIJING, Sept. 7 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Sinovac) (Amex: SVA - News) announced that its paper of clinical trial results, named 'Safety and immunogenicity of an inactivated adjuvanted whole-virion influenza A (H5N1) vaccine: a phase I randomized controlled trail", was published as an online article for The Lancet today.

Press from The Lancet said, "In a previous trial published by The Lancet, scientists found that 30 micrograms of a vaccine containing part of the H5N1 virus given in two doses with an adjuvant, an additive that can increase effectiveness, produced a good immune response in humans. In the latest trial, Chinese researchers tested the effectiveness of a vaccine that contains a modified version of the whole H5N1 virus plus adjuvant."

The method presented in the article is a stratified randomised, placebo-controlled, double-blind phase I clinical trial tested 120 volunteers aged 18-60 years. Volunteers were assigned to receive two doses of placebo or an inactivated whole-virion influenza A (H5N1) vaccine with 1.25, 2.5, 5, or 10 (u)g haemagglutinin per dose with aluminium hydroxide adjuvant on day 0 and 28.

The trial shows that a two-dose regimen of an adjuvanted 10 (u)g inactivated whole-virion H5N1 vaccine met all European regulatory requirements for annual licensing of seasonal influenza vaccine. Lower doses of this vaccine could achieve immune responses equivalent to those elicited by adjuvanted or non-adjuvanted split-virion vaccines. The use of a whole virion vaccine could be more adaptable to the antigen-sparing strategy recommended by WHO for protection against an influenza pandemic.

About Pandemic Influenza Vaccine (H5N1)
The Pandemic influenza vaccine (H5N1) is co-developed by Chinese Centers for Disease Control and Prevention and Sinovac Biotech Ltd. The re-assortant H5N1 virus strain used for the vaccine development is from The National Institute for Biological Standards and Control (NIBSC). On November 22, 2005, State Food and Drug Administration (SFDA) approved Sinovac commence a phase I clinical trial on its proprietary Pandemic Influenza Vaccine (H5N1). And the trial is supported by Ministry of Science and Technology of the People's Republic of China.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS.

Additional information about Sinovac is available on its website, http://www.sinovac.com

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Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    CONTACT:
    Helen G. Yang
    Sinovac Biotech Ltd.
    Phone: +86-10-82890088 Ext. 871
    Fax: +86-10-62966910
    Email: info@sinovac.com